EXHIBIT 10.51

MAXIM INTEGRATED PRODUCTS, INC.
EQUITY AWARD POLICY
ACCELERATION OF VESTING IN THE EVENT OF A CHANGE IN CONTROL
FOR EMPLOYEES BASED OUTSIDE THE U.S.

Maxim Integrated Products, Inc. (the "Parent") hereby adopts this Equity Award Policy (the "Policy") to implement the terms of the Change in Control Employee Severance Plan approved by the Parent's Board of Directors with respect to equity awards granted by the Parent to employees who are on the payroll of a non-U.S. subsidiary or affiliate of the Parent.

1.   **Definitions.**

1.   "Agency Personnel" shall mean persons who are engaged through a third-party agency.

2.   "Affiliate" means, with respect to any individual or entity, any other individual or entity who, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such individual or entity.

3.   "Cause" means that the Eligible Employee has: (a) willfully and continually failed to substantially perform, or been grossly negligent in the discharge of, his or her duties to the Company (other than by reason of a "disability" or "serious medical condition" as such terms are defined under applicable law, as determined by the Parent), which failure or negligence continues for a period of 10 business days or more after a written demand for performance is delivered to the Eligible Employee by the Company, which reasonably identifies the manner in which the Company believes that the Eligible Employee has not substantially performed, or been grossly negligent in the discharge of, his or her duties; (b) been convicted of or pled nolo contendere to a felony or a similar crime under applicable law; or (c) breached any agreement with, fiduciary or confidentiality duty owed to, or code of conduct or policy of the Company or any Affiliate of the Company (which code or policy has been previously published or communicated to the Eligible Employee). Notwithstanding the foregoing, the definition of Cause in clause (c) above will not apply to acts or omissions that are both (i) isolated and unintentional, and (ii) insignificant in their adverse effect on the Company, unless the Company has given written notice to the Eligible Employee describing the proscribed action in reasonable detail and the Eligible Employee has failed to remedy the acts or omissions described in such notice within 10 business days after the Eligible Employee is given such notice.

4.   "Company" means the Parent and its subsidiaries, or any successors thereto.

5.   A "Change in Control" will be deemed to mean the first of the following events to occur after November 4, 2009:

(a)   any person or group of persons (as defined in Section 13(d) and 14(d) of the Exchange Act) together with its affiliates, but excluding (i) the Parent or any of its subsidiaries, (ii) any employee benefit plans of the Parent or one of its U.S. subsidiaries, or (iii) a corporation or other entity owned, directly or indirectly, by the stockholders of the Parent in substantially the same proportions as their ownership of stock of the Parent (individually, a "Person" and collectively, "Persons"), is or becomes, directly or indirectly, the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of securities of the Parent representing 50% or more of the combined voting power of the Parent's then-outstanding securities (not including in the securities beneficially owned by such Person any securities acquired directly from the Parent or its Affiliates);

(b)   the consummation of a merger or consolidation of the Parent or any direct or indirect subsidiary of the Parent with any other corporation or other entity regardless of which entity is the survivor, other than a merger or consolidation which would result in the voting securities of the Parent outstanding immediately prior thereto continuing to represent (either by remaining outstanding or being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the voting securities of the Parent, such surviving entity or any parent thereof outstanding immediately after such merger or consolidation; or

      (c)   the stockholders of the Parent approve a plan of complete liquidation or winding-up of the Parent or there is consummated an agreement for the sale or disposition of all or substantially all of the Company's assets.

      6.   "CIC Covered Period" means the period commencing on the date a Change in Control occurs and ending on the second anniversary of such date.

      7.   "Disability" means permanent and total disability, as determined by the Parent in accordance with applicable laws.

      8.   "Eligible Employee" means any employee who is employed by a non-U.S. subsidiary or affiliate of the Parent on the date of a Change in Control other than: (a) employees who have entered into written separation agreements signed by the Company or have been given notice of termination at any time prior to the commencement of a Potential Change of Control Period; (b) interns, casual, or part-time employees or Agency Personnel, unless otherwise required by applicable law; (c) temporary employees who have employment agreements with a fixed term of no more than 12 months, unless otherwise required by applicable law; or (d) employees covered by any collective bargaining agreement to which the Company is party. The status of an individual as an Eligible Employee for the purposes of this Policy will be based on the Company's payroll records as of the date of a Change of Control. In no event will any subsequent reclassification of any employee of, or service provider to, the Company as a result of a government audit or otherwise have any effect on such individual's eligibility under this Policy or his/her status as an Eligible Employee hereunder.

      9.   "Exchange Act" means the Securities Exchange Act of 1934, as amended.

      10.   "Good Reason" means the occurrence of any of the following events on or following a Change in Control without the Eligible Employee's express written consent, provided the Eligible Employee gives notice to the Company of the Good Reason event within 90 days after the Eligible Employee has actual knowledge of the Good Reason event and such event(s) is not fully corrected or otherwise remedied in all material respects by the Company within 30 days following its receipt of such notice from the Eligible Employee:

      (a)   a material diminution in the Eligible Employee's duties or responsibilities from those in effect immediately prior to the Change in Control, it being understood that:

      (i)   "a material diminution in the Eligible Employee's duties or responsibilities" is not established by one or more of the following changes, whether alone or in combination with other changes: (A) a change in job title; (B) a change in reporting relationships; or (C) any change in an Eligible Employee's duties or responsibilities of a type that the Company has historically caused or permitted in the two years prior to the Change in Control;

      (ii)   under no circumstances will a promotion or an increase in the number of employees or projects to be managed or an increase in the budget to be managed constitute "a material diminution in the Eligible Employee's duties or responsibilities"; and

      (iii)   "a material diminution in the Eligible Employee's duties or responsibilities" would be established if an Eligible Employee is reassigned to perform job functions in a discipline that is materially different than the discipline in which the Eligible Employee worked prior to the Change in Control (e.g. , a design engineer is assigned to work in manufacturing), without regard to similarity of job level;

      (b)   a 10% or greater reduction in the Eligible Employee's annual base salary (as reflected in the Company's records) as of immediately prior to the Change in Control (c)　　a 10% or greater reduction in the Eligible Employee's annual target bonus opportunity as of immediately prior to the Change in Control; or

(d)　　the relocation of the Eligible Employee's principal place of employment to a location more than 60 miles from the Eligible Employee's principal place of employment immediately prior to the Change in Control, except for required travel on the Company's business to an extent substantially consistent with the Eligible Employee's business travel obligations as of immediately prior to the Change in Control.

Notwithstanding the foregoing, any change in the Eligible Employee's duties or responsibilities or any relocation of the Eligible Employee's principal place of employment will not constitute Good Reason if such Eligible Employee either requested, volunteered to undertake, or consented in writing to, such change or relocation.

11.　　"Level II Employee" means any full-time employee of the Company with the job title immediately prior to a Change in Control of Managing Director of the Company and as reported on the Company's payroll records as such. This also includes part-time employees where required by applicable law.

12.　　"Level III Employee" means any full-time employee of the Company with the job title immediately prior to a Change in Control of Executive Director of the Company and as reported on the Company's payroll records as such. This also includes part-time employees where required by applicable law.

13.　　"Level IV Employee" means any other exempt full-time employee of the Company reported on the Company's payroll records as "C HR10 01 - Active-Salaried FT." This also includes part-time employees where required by applicable law.

14.　　"Potential Change in Control" will be deemed to have occurred if the event set forth in any one of the following paragraphs will have occurred:

(a)　　the Company enters into an agreement, the consummation of which would result in the occurrence of a Change in Control; or

(b)　　the Company or any Person publicly announces an intention to take or to consider taking actions which, if consummated, would constitute a Change in Control.

15.　　"Potential Change in Control Period" means the period beginning upon the occurrence of a Potential Change in Control and ending upon the earliest to occur of (a) the consummation of the Change in Control, or (b) the one-month anniversary of the abandonment of the transaction or series of transactions that constitute a Potential Change in Control (as determined by the Parent in its sole discretion).

16.　　"Severance" means (a)(i) the involuntary termination of an Eligible Employee's employment by the Company, other than for Cause, death or Disability, or (ii) a termination of an Eligible Employee's employment by the Eligible Employee for Good Reason, and (b) which termination in each case occurs either (x) following a Change in Control and during the CIC Covered Period, or (y) during a Potential Change in Control Period in which, or upon the end of which, a Change in Control is in fact consummated. Notwithstanding the foregoing, a Severance will not be deemed to have occurred for any purpose if an Eligible Employee's employment is terminated or transferred as part of the transaction structuring or post-transaction integration process upon or after a Change in Control if such Eligible Employee is rehired or transferred in connection with such transaction structuring or integration and the rehiring does not otherwise constitute a Good Reason event.

17.　　"Severance Date" means, as the case may be, the date on which an Eligible Employee incurs a Severance during a CIC Covered Period, or the date on which a Change in Control is consummated in the case of a Severance during a Potential Change in Control Period. Notwithstanding the foregoing, where the Eligible Employee is entitled under law, contract or otherwise, to any period of notice of termination, "Severance Date" means the date on which such notice expires.

2.   Acceleration of Vesting.

(a)   Each Eligible Employee who incurs a Severance will be entitled to accelerated vesting of the unvested portion of all stock options, restricted stock units and any other equity-based awards granted or assumed by the Parent and outstanding as of the Severance Date other than options or rights granted under an employee stock purchase plan (the "Equity Awards") in the amount specified below, and all Equity Awards that are in the nature of an exercisable right, such as stock options or stock appreciation rights (the "Exercisable Equity Awards") will remain exercisable for the remainder of the full initial term of such Exercisable Equity Awards (without regard to any shorter period that may be generally applicable after employment ends for any reason):

(i)   Level II Employee: 75%

(ii)   Level III Employee: 50%

(iii)   Level IV Employee: 25%

Notwithstanding anything to the contrary in this Policy, the treatment of equity awards that are not assumed or substituted for in connection with a Change in Control will be in accordance with the equity plan pursuant to which such awards were granted, and the agreement evidencing such award.

(b)   For purposes of this Policy:

(i)   Any Equity Awards described above as "granted or assumed by the Parent" will be deemed to include (without duplication of benefits) Equity Awards that are assumed, or replaced with substituted equity awards, by the successor to the Parent or the successor's parent company in connection with the Change in Control. The provisions of this Policy will be binding upon such successor and/or parent company and included in the terms of the Equity Awards, with customary adjustments to the exercise price, if applicable, and underlying shares to reflect the acquisition consideration.

(ii)   To the extent that the successor to the Parent or the successor's parent company in connection with the Change in Control does not assume, or substitute new equity awards, for the equity awards described in this Policy, the Eligible Employee will instead have only those rights with respect to those equity awards as are set forth in the applicable equity compensation plan or award agreement.

(iii)   This Policy will not apply with respect to a grant or award of stock options, restricted stock units or any other equity-based awards made after the November 4, 2009, if the agreement granting or awarding the applicable award specifically provides that the grant will not be subject to the provisions of this Policy. To the extent that any equity award agreement entered into after November 4, 2009 provides a greater benefit to the Eligible Employee than any inconsistent provisions of this Policy, the provisions of that equity award agreement will supersede and govern any inconsistencies (without duplication of benefits). Except as provided in the first sentence of this sub-paragraph (iii), to the extent the provisions of this Policy provide a greater benefit to the Eligible Employee than any inconsistent provisions of any equity compensation plan or award agreement, the provisions of this Policy will supersede and govern any inconsistencies (without duplication of benefits).

3.   Release. No Eligible Employee who incurs a Severance will be eligible to accelerated vesting of his or her Equity Awards or an extension of the exercisability of his or her Exercisable Equity Awards pursuant to Section 2 of this Policy, unless, within 45 days following such Eligible Employee's Severance Date, he or she first executes a release in favor of the Parent and others of any claims relating to stock options, restricted stock units and any other equity-based awards granted or assumed by the Parent, in a form reasonably determined by the Company (the "Release"), and such Release becomes effective and has not been revoked by the Eligible Employee. If the Eligible Employee does not execute and return such Release such that it does not become effective within the foregoing period (or within a 20-day extension period thereafter), the Eligible Employee will cease to be entitled to any benefits under this Policy.

      4.   <u>**Notice**</u>. Any notice or other communication required or permitted pursuant to the terms hereof will have been duly given when delivered or mailed by United States Mail, first class, postage prepaid (or such local equivalent thereof), addressed to the intended recipient at his, her or its last known address.

Dated November 4, 2009

Maxim Integrated Products, Inc.

Any awards granted after the effective date of this Policy will be subject to the acceleration rights set forth in the Policy <u>unless</u> those grants include an express/affirmative statement to the effect that they are excluded from the Policy.